UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 23, 2005

Pine Valley Mining Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

Brtish Columbia ———————————————————————————————————
(Jurisdiction of incorporation or organization)

501-535 Thurlow Street Vancouver, BC V6E 3L2
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

VANCOUVER, BRITISH COLUMBIA, February 23, 2005 – Pine Valley Mining Corporation
(TSX-VE: PVM; OTC: PVMCF) (the “Company” or “Pine Valley”) announces updated estimates concerning the costs associated with construction of its coal
preparation plant.   The Company previously announced that these costs would
exceed its earlier CDN$6 million estimate.  As discussed in more detail below, the Company now estimates these costs at approximately CDN$11.7 million. The revised cost estimates reflect proposals received from the Company’s general contractor for the project and do not reflect binding contractual commitments.
Accordingly, the estimates remain subject to further revision as the project proceeds.

The coal preparation plant is targeted for completion in autumn of this year.
The current estimated budget for the project is outlined in the table below.

Item Cost($CDN, million)1 Cost($US, million)
Coal Preparation Plant 9.8 8.1
Ancillary equipment and tailings pond 1.3 1.1
Contingency 0.6 0.5
Total 11.7 9.7
1. Based on $CDN to $US exchange rate of 1.21

Pine Valley is installing coal mining, crushing, preparation and handling facilities that will support annual mine production capacity of 2.2 million tonnes of product coal or greater.  The coal preparation plant will have an output capacity above that level and be designed so further increases can be achieved if appropriate.  Management intends to file a permit amendment application with provincial government regulators in March to increase authorized annual production levels from 0.9 million to 2.2 million tonnes.
However, there is no guarantee that this permit or others that may be applied for in connection with any future expansion will be granted, and, if permission is delayed, the Company will be unable to increase production above current permitted levels until the new permit(s) are received.

The coal preparation plant will provide the Willow Creek Coal Mine with the capability of producing coking coal in addition to the pulverized coal
(“PCI”) coal it currently produces. Pine Valley anticipates producing approximately 1.20 million tonnes of PCI coal and 0.35 million tonnes of coking coal during the year beginning April 1, 2005. In subsequent years the Company anticipates that production at the Willow Creek Coal Mine will comprise of approximately 65% PCI coal and 35% coking coal products.

This news release contains certain “forward looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, that a number of risks and uncertainties including but not limited to economic, competitive, governmental and geological factors effecting the Company’s operations, markets, products and prices and other risk factors.  There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include the Company’s dependence on the steel industry, volatility in coal prices, accidents and risks associated with mining operations, the Company’s need for and of additional financing, the restrictions imposed under  the Company’s existing debt arrangements and its debt service requirements and the other  risk factors discussed in greater detail in the Company’s various filings with the and Exchange Commission and Canadian securities regulators, including the
Company’s Form 20-F dated September 30, 2004.

PINE VALLEY MINING CORPORATION
“Graham Mackenzie”
Graham Mackenzie
President and Chief Executive Officer

Contacts:
Graham Mackenzie    Mark Fields
President & CEO    Executive Vice President
(604) 682-4678    (604) 682-4678
Vancouver, British Columbia, Canada  Vancouver, British Columbia, Canada
gmackenzie@pinevalleycoal.com              mfields@pinevalleycoal.com

The TSX Venture Exchange has not reviewed and does not accept responsibility the adequacy or accuracy of this release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pine Valley Mining Corporation

Date: 23/02/2005	By:	Graham Mackenzie
	Name:	Graham Mackenzie
	Title:	President & CEO